[redacted]

05036987

SECU 05036987)MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH. DC SECTION

SEC FILE NUMBER
8-65183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MHT Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Crescent Court, Suite 1300
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael McGill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MHT Securities, L.P., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NORA LYNN PHARE
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
MARCH 14, 2008

MHT GP SECURITIES, L.L.C.
General Partner

By: ______________________

Title: Manager

____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MHT SECURITIES, L.P.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2004

MHT SECURITIES, L.P.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the General Partner
MHT Securities, L.P.

We have audited the accompanying statement of financial condition of MHT Securities, L.P. as of December 31, 2004, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MHT Securities, L.P. as of December 31, 2004, and the results of its operations and its cash flows for the year ended to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 2, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MHT SECURITIES, L.P.
Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$ 437,182
Investment securities – non marketable	250,020
Accounts receivable	41,011
Prepaid expenses – related party	297,564
	$ 1,025,777

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable and accrued expenses	$ --
Partners' Capital	1,025,777
	$ 1,025,777

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
Statement of Income
For the Year Ended December 31, 2004

Revenues	
Success fees	$ 372,723
Retainer fees	525,100
Interest income	7,237
	905,060
Expenses	
Compensation	536,472
Facilities	41,678
Regulatory fees and expenses	2,963
Communications	23,246
Other expenses	128,843
	733,202
Net income	$ 171,858

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2004

	General Partner	Limited Partner	Total
Balances at January 1, 2004	$ 85	$ 853,834	$ 853,919
Net income		171,858	171,858
Balances at December 31, 2004	$ 85	$ 1,025,692	$ 1,025,777

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2004

Balance, at January 1, 2004	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2004	$	-0-

The accompanying notes are an integral part of these financial statements.

MHT SECURITIES, L.P.
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 171,858
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Investment securities received	(114,875)
Increase/decrease in assets and liabilities:	
Increase in accounts receivable	(18,151)
Increase in prepaid expenses	(156,421)
Increase in accounts payable and accrued expenses	(1,000)
Net cash provided (used) by operating activities	(118,589)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(118,589)
Cash and cash equivalents at beginning of year	555,771
Cash and cash equivalents at end of year	$ 437,182

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

MHT Securities, L.P. (the "Company") is registered with the Securities and Exchange Commission (SEC) and operates under (SEC) Rule 15c3-3(k)(2)(i), and primarily acts as placement agent in the private placement of securities and advises on mergers and acquisitions. The Company is a Texas limited Company. The Company's clients are primarily located in the southwestern United States.

Marketable securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Income Taxes

No provision for income taxes is required since the partners report their proportionate share of Company taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

Allocation of Income and Loss

Except for certain events provided for in the Partnership agreement, income or loss of the Company shall be allocated among partners in accordance with their respective percentage interests.

Management Powers

The general partner is responsible for management of the Company including the timing and amount of all distributions to the partners.

Note 1 - Summary of Significant Accounting Policies, continued

Limited Liability

Except as otherwise provided by law, the Company agreement provides that the limited partner shall not be personally liable for obligations of the Company.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company had net capital of approximately $437,182 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was -0- to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Related Party Transactions

The Company is provided office space, equipment, and general and administrative services by MHT Partners, LP ("Partners"), who own 99.99% of the Company. $727,416 was incurred for these services for the year ended December 31, 2004. At December 31, 2004, the Company had prepaid expenses of $297,564 to Partners.

Note 5 - Concentration Risk

The Company during the year had concentration of credit risk arising from cash deposits with banks in excess of Federally insured amounts.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2004

Schedule I

MHT SECURITIES, L.P.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004

COMPUTATION OF NET CAPITAL

Total Partners' Capital qualified for net capital		$ 1,025,777
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		1,025,777
Deductions and/or charges		
Non-allowable assets:		
Investment securities – non marketable	$ 250,020	
Accounts receivable	41,011	
Prepaid expenses – related party	297,564	(588,595)
Net capital before haircuts on securities positions		437,182
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 437,182

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Total aggregate indebtedness	$ -0-

Schedule I (continued)

MHT SECURITIES, L.P.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 432,182
Excess net capital at 1000%	$ 432,182
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's unaudited FOCUS IIA report	$ 415,973
Payables to Parent reclassed against prepaid	21,209
Net capital per audited report	$ 437,182

Schedule II

MHT SECURITIES, L.P.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2004

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company engages in private placement of securities and advises on mergers and acquisitions and acts as placement agent in private placements.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended
December 31, 2004

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner
MHT Securities, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of MHT Securities, L.P. (the "Company"), for the year ended to December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 2, 2005